CORRESPONDENCE

SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

             July 11, 2011

VIA EDGAR AND COURIER

Ms. Cecilia Blye, Esq.
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Seanergy Maritime Holdings Corp.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-34848

Dear Ms. Blye:

On behalf of Seanergy Maritime Holdings Corp. (the "Company"), we submit this response to your letter dated June 29, 2011 (the "Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010, as filed by the Company on March 31, 2011.  The Staff's comments included in the Comment Letter, together with the Company's responses, are set forth below.  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Risk Factors, page 8
Our vessels may call on ports located in countries that are subject to sanctions or embargoes . . ., page 8

1.
We note the disclosure that from time to time on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism.  In future filings, please identify these countries.

Response: The Company confirms that it will identify in future filings the countries in which, to its knowledge, its vessels may call that are subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism.

Ms. Cecilia Blye, Esq.
U.S. Securities and Exchange Commission
July 11, 2011

2.
In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries currently identified by the U.S. Department of State as state sponsors of terrorism and subject to U. S. economic sanctions and export controls, whether through subsidiaries, charterers, or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: The Company supplementally advises the Staff that its only contacts with the state sponsors of terrorism listed by the Staff in the Comment Letter involve two of the Company's vessels, the African Oryx and the Bremen Max, and two vessels of the Company's wholly-owned subsidiary Maritime Capital Shipping Limited ("MCS")1, the Asian Grace and the Fiesta.  While under time charters, the African Oryx called on Syria once during 2010, the Bremen Max called on Iran twice during 2010 and once during 2009, and the Asian Grace called on Syria once during 2011, Iran once during 2010 and Sudan once during 2009.  While under bareboat charter, the Fiesta called on Sudan once during 2010 and once during 2009.

Under the terms of these time charters and the charter party between the Fiesta's bareboat charterer and vessel charterer, all of which are with major international dry bulk trading firms, the charterer directed the vessel to its loading and discharge ports on the dates specified below, and the cargo involved was that of the charterer, not of the Company.  The following table provides summary information about each of the aforementioned calls, including the vessel, port and country, charterer, type of charter, the arrival and departure date, and the total amount of revenue earned by the Company for each period.

Vessel	Port and Country	Charterer	Charter Type	Arrival Date	Departure Date	Total Revenue Earned for This Trip

African Oryx	Tartous, Syria	MUR Shipping B.V.	Time	2/5/10	2/16/10	$122,120
Bremen Max	Bandar Khomein, Iran	South African Marine Corp., S.A. ("SAMC")	Time	2/13/09	2/25/09	748,855
Bremen Max	Bandar Khomein, Iran	SAMC	Time	6/19/10	6/26/10	109,792
Bremen Max	Bandar Abbas, Iran	SAMC	Time	6/28/10	6/28/10	14,198
Asian Grace	Port Sudan, Sudan	Thoresen	Time	8/1/09	8/2/09	9,209
Asian Grace	Bandar Abbas, Iran	MUR Shipping B.V.	Time	11/2/10	11/7/10	53,664
Asian Grace	Tartous, Syria	MUR Shipping B.V.	Time	1/29/11	2/1/11	19,672
Fiesta	Port Sudan, Sudan	Oldendorff Carriers GmbH & Co. KG ("Oldendorff")	Bareboat	11/14/09	12/8/09	287,396
Fiesta	Port Sudan, Sudan	Oldendorff	Bareboat	1/26/10	2/6/10	157,376

1	The Company acquired 51% of MCS on May 20, 2010 and acquired the remaining 49% of MCS on September 15, 2010.

Ms. Cecilia Blye, Esq.
U.S. Securities and Exchange Commission
July 11, 2011

The Company considers these amounts to be immaterial to its results of operations both quantitatively and qualitatively.  Additionally, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes.

The Company supplementally advises the Staff that as of the date hereof, neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response: The Company supplementally advises the Staff that, as indicated above, the only contacts of the Company or its current fleet with the state sponsors of terrorism listed by the Staff in the Comment Letter involve two of the Company's vessels, the African Oryx and the Bremen Max, and two vessels of the Company's wholly-owned subsidiary MCS, the Asian Grace and the Fiesta.  While under time charters, the African Oryx called on Syria once during 2010, the Bremen Max called on Iran twice during 2010 and once during 2009, and the Asian Grace called on Syria once during 2011, Iran once during 2010 and Sudan once during 2009.  While under bareboat charter, the Fiesta called on Sudan once during 2010 and once during 2009.  During 2008, neither the Company's nor MCS's vessels made any calls on Iran, Syria, Sudan or Cuba.

The Company considers the amount of revenue earned by the Company for these periods2, $19,672 in the first fiscal quarter of 2011 ("Q1 2011"), $457,150 in 2010 and $1,045,460 in 2009, or less than 0.08% of the Company's Q1 2011 revenues, less than 0.46% of the Company's 2010 revenues and less than 1.16% of the Company's 2009 revenues, respectively, to be immaterial to its results of operations both quantitatively and qualitatively.  In addition, the Company considers the amount of revenue earned by MCS for these periods, $19,672 in Q1 2011, $211,040 in 2010 and $296,604 in 2009, or less than 0.20% of MCS's Q1 2011 revenues, less than 0.39% of MCS's 2010 revenues and less than 0.34% of MCS's 2009 revenues, respectively, to be immaterial to MCS's results of operations both quantitatively and qualitatively.  Neither the Company nor its subsidiaries have ever entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has never earned any revenues from these entities.

2	The Company consolidates MCS revenues from May 20, 2010 onwards.

Ms. Cecilia Blye, Esq.
U.S. Securities and Exchange Commission
July 11, 2011

The Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes.  The Company further respectfully advises the Staff that it does not believe that these prior contacts constitute a material investment risk for the Company's present or future security holders.

The Company notes the Staff's comments that a number of states and municipal governments have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment and potential for reputational harm evidenced by such actions concerning companies with operations associated with Iran, Syria, Sudan and Cuba.

As mentioned above, the Company has no contracts with and earns no revenues from the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.  Accordingly, the Company does not believe that it has any direct or indirect arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, that are qualitatively material to a reasonable investor's investment decision.

4.	Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan and/or Cuba.

Response: The Company supplementally advises the Staff that, as of the date of this letter, the charters for 16 of the Company's 20 vessels include provisions relating to such vessels calling on ports in Iran, Syria, Sudan or Cuba.  The charter for each of the BET Commander, BET Fighter, BET Intruder, BET Prince and BET Scouter includes a trade exclusion clause prohibiting trade in Syria, Sudan and Cuba.  The charter for each of the African Joy, Asian Grace, Clipper Glory, Clipper Grace and Hamburg Max includes a trade exclusion clause prohibiting trade in Syria and Cuba.  The charter for each of the Bremen Max, Davakis G. and Delos Ranger includes a trade exclusion clause prohibiting trade in Sudan and Cuba.  The charter for the African Glory includes a trade exclusion clause prohibiting trade in Cuba, while the charter for each of the African Oryx and African Zebra includes a trade exclusion clause prohibiting the vessel from calling on ports where there is an existing U.S. embargo, which includes Cuba as of the date of this letter.  The charters for the other four vessels in the Company's fleet do not include provisions relating to such vessels calling on ports in Iran, Syria, Sudan or Cuba.

* * * * *

Ms. Cecilia Blye, Esq.
U.S. Securities and Exchange Commission
July 11, 2011

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter address the Staff's comments included in the Comment Letter.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Robert E. Lustrin at (212) 574-1420.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ Gary J. Wolfe, Esq.
Gary J. Wolfe, Esq.

cc:       Max A. Webb, Assistant Director, Division of Corporation Finance

       Jennifer Hardy, Special Counsel, Division of Corporation Finance

Paul A. Belvin, Division of Corporation Finance

Dale Ploughman
Chief Executive Officer
Seanergy Maritime Holdings Corp.

SK 26979 0001 1208893 v4